

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 4, 2009

Mr. Greg D. Smith
Chief Financial Officer
Minefinders Corporation Ltd.
2288-1177 W Hastings St.
Vancouver, BC Canada V6E 2K3

      **Re:    Minefinders Corporation Ltd.**
              **Form 40-F for the Fiscal Year Ended December 31, 2008**
              **Filed March 12, 2009**
              **File No. 001-31586**

Dear Mr. Smith:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Mark C. Shannon
                    Branch Chief